The 115th Ordinary General Shareholders' Meeting

Notice of Convocation

Date and time:

10:00 a.m., Thursday, June 13, 2019

Venue:

Resolutions:

ZOO
heli car
Jet-car
police office
hospital
hotel
School
Library
zoo-car
ambulance
police car
BUS
BUS
ice cream car

Pictures from the award-winning entries of the 12th Dream Car Art Contest (2018)

TOYOTA MOTOR CORPORATION

(Securities Code 7203)

Worldwide Olympic Partner | TOYOTA | Worldwide Paralympic Partner

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

< Toyota Global Vision >

Toyota will lead the way to the future of mobility,

enriching lives around the world with the safest

and most responsible ways of moving people.

Through our commitment to quality,

constant innovation and respect for the planet,

we aim to exceed expectations

and be rewarded with a smile.

We will meet challenging goals by engaging the

talent and passion of people,

who believe there is always a better way.

Toyota is a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility support robots and mobility services.

I would like to express our gratitude for your ongoing support and understanding of our company.

The Heisei era has ended and the Reiwa era has just begun.

The advent of new technologies referred to by the acronym “CASE,” which stands for “Connected” cars, “Autonomous” driving, “Sharing” and “Electrification,” will greatly change our competitors and the rules of competition, as well as the very concept of the automobile.

It is necessary to remember our unshakeable foundation and return to our roots especially because we are in this age of dynamic changes. This unshakeable foundation comprises the “Toyota Production System (TPS)” and our “capabilities to refine costs,” which are the values we have upheld since our founding and our strength. We must constantly be aware that there is always a better way, and continue to change the way we work. Innovation is the result of a process of imitation and improvement. That is to say, we start by imitating superior products around us and then thoroughly improve them.

Beside these “manufacturing (monozukuri) capabilities,” the “advantage of our global network,” which we have built together with our dealers and suppliers, as well as the “units in operation” generated by sales volume based on the relationship of trust with customers since our establishment, are our “real capabilities” that cannot be acquired overnight.

Toyota cannot create the future on its own. I believe that developing our “real capabilities,” staying highly competitive and continuing to be the choice of our customers will lead to sustainable growth.

It is our fervent hope to work with you to create a prosperous mobility society of the future where every individual can move safely and enjoyably.

We look forward to your ongoing support.

(Securities Code 7203)

May 23, 2019

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of the 115th Ordinary General Shareholders’ Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Dear Shareholder,

Please refer to the following for information about the upcoming the 115th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of Toyota Motor Corporation (“TMC”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 p.m.) on Wednesday, June 12, 2019 (Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Thursday, June 13, 2019

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2019 (April 1, 2018 through March 31, 2019) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

    Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors
Proposed Resolution 2:	Election of 4 Audit & Supervisory Board Members
Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member
Proposed Resolution 4:	Determination of Compensation for Granting Restricted Shares to Members of the Board of Directors (excluding Outside Members of the Board of Directors) and Revision of the Amount of Compensation Payable to Members of the Board of Directors

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Notes

You are kindly requested to review the Reference Documents and exercise your voting rights.

You can exercise your voting rights by any of the following three methods.

By attending the meeting Date and time of the meeting: 10:00 a.m., June 13, 2019 (Japan Time)	By postal mail Deadline for exercise: Your ballot must reach us by post no later than 5:30 p.m. on June 12, 2019 (Japan Time).	Via the Internet Deadline for exercise: Enter your vote by no later than 5:30 p.m. on June 12, 2019 (Japan Time).

(1)	Points to note when attending the meeting

-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.

You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.

-	Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.

-	Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders.

Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies.

(2)	Split voting

-	If you intend to engage in split voting, please submit to us written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.

(3)	Matters to be disclosed via the Internet

-

If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s website (https://global.toyota/en/ir/).

-	From this year, the result of resolutions of this General Shareholders’ Meeting will be posted on the above web site instead of sending you the Notice of Resolutions in writing.

(4)	Other information

-	For shareholders who require sign-language interpretation: Please consult with the staff at the reception desk at the venue.

-

For shareholders who wish to visit the venue by wheelchair: Wheelchair pickup from Toyotashi Station to the venue is available. (Please contact our General Administration Department (secretariat of the General Shareholders’ Meeting) in advance. Tel: 0565-28-2121 (main))

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Election of 9 Members of the Board of Directors

All Members of the Board of Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 9 Members of the Board of Directors be elected. The candidates for the positions of Members of the Board of Directors are as follows:

Following are the nominees

No.	Name (birth date) No. and type of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
1	Takeshi Uchiyamada (8/17/1946) 77,039 common shares Reappointed	Chairman of the Board of Directors	Apr.	1969	Joined TMC
			Jun.	1998	Member of the Board of Directors of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2012	Vice Chairman of TMC
			Jun.	2013	Chairman of TMC (to present)
			(important concurrent duties)
			Audit & Supervisory Board Member of TOKAI RIKA CO., LTD.
			Audit & Supervisory Board Member of Toyoda Gosei Co., Ltd.
			Director of JTEKT Corporation

2	Shigeru Hayakawa (9/15/1953) 34,611 common shares Reappointed	Vice Chairman of the Board of Directors	Apr.	1977	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2007	Managing Officer of TMC
			Sep.	2007	Toyota Motor North America, Inc. President
			Jun.	2009	Retired from Toyota Motor North America, Inc. President
			Apr.	2012	Senior Managing Officer of TMC
			Jun.	2015	Member of the Board of Directors and Senior Managing Officer of TMC
			Apr.	2017	Vice Chairman of TMC (to present)
			(important concurrent duties)
			Representative Director of Institute for International Economic Studies

No.	Name (birth date) No. and type of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
3	Akio Toyoda (5/3/1956) 4,752,895 common shares Reappointed	President, Member of the Board of Directors - Chief Executive Officer - Chief Branding Officer	Apr.	1984	Joined TMC
			Jun.	2000	Member of the Board of Directors of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC (to present)
			(important concurrent duties)
			Chairman and CEO of Toyota Motor North America, Inc.
			Chairman of TOWA REAL ESTATE Co., Ltd.
			Chairman of Japan Automobile Manufacturers Association, Inc.

4	Koji Kobayashi (10/23/1948) 22,347 common shares Reappointed	Member of the Board of Directors - Chief Financial Officer - Chief Risk Officer	Apr.	1972	Joined TMC
			Jun.	2004	Executive Director of DENSO CORPORATION
			Jun.	2007	Senior Executive Director, Member of the Board of Directors of DENSO CORPORATION
			Jun.	2010	Executive Vice President of DENSO CORPORATION
			Jun.	2015	Vice Chairman of DENSO CORPORATION
			Feb.	2016	Advisor of TMC
			Apr.	2017	Senior Advisor of TMC
			Jan.	2018	Operating Officer (Executive Vice President) of TMC
			Jan.	2018	Member of the Board of Directors of DENSO CORPORATION
			Jun.	2018	Retired as Member of the Board of Directors of DENSO CORPORATION
			Jun.	2018	Member of the Board of Directors of TMC (to present)
			(important concurrent duties)
			Chairman and Executive Director of TOYOTA Mobility Tokyo Inc.

No.	Name (birth date) No. and type of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
5	Didier Leroy (12/26/1957) 50,000 common shares Reappointed	Member of the Board of Directors - Chief Competitive Officer	Sep.	1982	Joined Renault S.A.
			Aug.	1998	Retired from Renault S.A.
			Sep.	1998	Joined Toyota Motor Manufacturing France S.A.S.
			Sep.	1998	Toyota Motor Manufacturing France S.A.S. Vice President
			Jan.	2005	Toyota Motor Manufacturing France S.A.S. President
			Jun.	2007	Managing Officer of TMC
			Jul.	2007	Toyota Motor Europe NV/SA Executive Vice President
			Jul.	2009	Toyota Motor Manufacturing France S.A.S. Chairman
			Jun.	2010	Toyota Motor Europe NV/SA President
			Jul.	2010	Retired from Toyota Motor Manufacturing France S.A.S. Chairman
			Apr.	2011	Toyota Motor Europe NV/SA President and CEO
			Apr.	2012	Senior Managing Officer of TMC
			Apr.	2015	Toyota Motor Europe NV/SA Chairman (to present)
			Jun.	2015	Member of the Board of Directors and Executive Vice President of TMC
			Apr.	2017	Member of the Board of Directors of TMC (to present)
			(important concurrent duties)
			Chairman of Toyota Motor Europe NV/SA
			Vice Chairman of Toyota Motor North America, Inc. Member of the Board of Directors, Toyota Tsusho Corporation

No.	Name (birth date) No. and type of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
6	Shigeki Terashi (2/16/1955) 49,011 common shares Reappointed	Member of the Board of Directors - Chief Technology Officer	Apr.	1980	Joined TMC
			Jun.	2008	Managing Officer of TMC
			Jun.	2008	Toyota Motor Engineering & Manufacturing North America, Inc. Executive Vice President
			May	2011	Toyota Motor Engineering & Manufacturing North America, Inc. President and COO
			Apr.	2012	Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2012	Toyota Motor North America, Inc. President and COO
			Apr.	2013	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2013	Retired from Toyota Motor North America, Inc. President and COO
			Apr.	2013	Senior Managing Officer of TMC
			Jun.	2013	Member of the Board of Directors and Senior Managing Officer of TMC
			Jun.	2015	Executive Vice President of TMC
			Apr.	2017	Member of the Board of Directors of TMC (to present)
			(important concurrent duties)
			Director of Hino Motors, Ltd.
			President, Representative Director of EV C.A. Spirit Corporation

No.	Name (birth date) No. and type of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
7	Ikuro Sugawara (3/6/1957) 0 shares Reappointed Outside / Independent	Member of the Board of Directors	Apr.	1981	Joined Ministry of International Trade and Industry
			Jul.	2010	Director-General of the Industrial Science and Technology Policy and Environment Bureau, Ministry of Economy, Trade and Industry
			Sep.	2012	Director-General of the Manufacturing Industries Bureau, Ministry of Economy, Trade and Industry
			Jun.	2013	Director-General of the Economic and Industrial Policy Bureau, Ministry of Economy, Trade and Industry
			Jul.	2015	Vice-Minister of Ministry of Economy, Trade and Industry
			Jul.	2017	Retired from the Ministry of Economy, Trade and Industry
			Aug.	2017	Special Advisor to the Cabinet
			Jun.	2018	Retired as Special Advisor to the Cabinet
			Jun.	2018	Member of the Board of Directors of TMC (to present)

[Reasons for nomination as a candidate to become an Outside Member of the Board of Directors]

Mr. Ikuro Sugawara was involved in policy planning and other operations for many years, holding various posts such as Director-General of the Manufacturing Industries Bureau and Vice-Minister of the Ministry of Economy, Trade and Industry. As we would like him to draw on his wealth of experience and wide range of knowledge to add value to the management of the Company, we hereby nominate him as a candidate to continue as an Outside Member of the Board of Directors. Since assuming office, he has played an important role as an Outside Member of the Board of Directors in providing the Company with both management guidelines based on his broad perspective as well as courses of action on how to cope with business risks.

No.	Name (birth date) No. and type of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
8	Sir Philip Craven (7/4/1950) 0 shares Reappointed Outside / Independent	Member of the Board of Directors	Oct.	1998	President of the International Wheelchair Basketball Federation
			Dec.	2001	President of the International Paralympic Committee
			Jul.	2002	Retired as President of the International Wheelchair Basketball Federation
			Sep.	2017	Retired as President of the International Paralympic Committee
			Jun.	2018	Member of the Board of Directors of TMC (to present)

[Reasons for nomination as a candidate to become an Outside Member of the Board of Directors]

Sir Philip Craven participated in the Paralympic Games as a wheelchair basketball player, and served as President of the International Paralympic Committee. As we would like him to draw on the wide range of experience he has acquired through promoting sports for the disabled and highly specialized knowledge regarding management of international organizations to add value to the management of the Company, we hereby nominate him as a candidate to continue as an Outside Member of the Board of Directors. Since assuming office, he has played an important role as an Outside Member of the Board of Directors in providing the Company with a broad range of thoughts, based on a global perspective or from a diversity-minded perspective, on management guidelines with regards to issues concerning organizational operations and human resource development.

9	Teiko Kudo (5/22/1964) 401 common shares Reappointed Outside / Independent	Member of the Board of Directors	Apr.	1987	Joined Sumitomo Bank
			Apr.	2014	Executive Officer of Sumitomo Mitsui Banking Corporation
			Apr.	2017	Managing Executive Officer of Sumitomo Mitsui Banking Corporation (to present)
			Jun.	2018	Member of the Board of Directors of TMC (to present)
			(important concurrent duties)
			Managing Executive Officer of Sumitomo Mitsui Banking Corporation

[Reasons for nomination as a candidate to become an Outside Member of the Board of Directors]

Ms. Teiko Kudo possesses a high level of expertise in financial areas given that she is a Managing Executive Officer of Sumitomo Mitsui Banking Corporation, and we would like her to draw on her wealth of experience and wide range of knowledge to add value to the management of the Company. As such, we hereby nominate her as a candidate to continue as an Outside Member of the Board of Directors. Since assuming office, she has played an important role as an Outside Member of the Board of Directors in providing the Company with thoughts and guidelines with regards to finance and business risk management, etc.

Notes:

1.

The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/8/2019) except for the information of the number and type of TMC shares owned, which is as of 3/31/2019.

2.	Mr. Akio Toyoda, who is President and Member of the Board of Directors, concurrently serves as Operating Officer (President).
3.	Mr. Koji Kobayashi, Mr. Didier Leroy and Mr. Shigeki Terashi, all of whom are Members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).

4.	Matters related to the candidates to become Outside Members of the Board of Directors are as follows:
(1)

Mr. Ikuro Sugawara, Sir Philip Craven, and Ms. Teiko Kudo are candidates to become Outside Members of the Board of Directors. Each of them is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of their reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

(2)	Outline of limited liability agreements

TMC has entered into limited liability agreements with Mr. Ikuro Sugawara, Sir Philip Craven, and Ms. Teiko Kudo to limit the amount of their liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act of Japan (the “Companies Act”) to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of their reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreements with them.

(3)	Number of years as Outside Member of the Board of Directors of TMC since assumption of office (as of the conclusion of this General Shareholders’ Meeting)

Mr. Ikuro Sugawara	1 year
Sir Philip Craven	1 year
Ms.Teiko Kudo	1 year

Proposed Resolution 2: Election of 4 Audit & Supervisory Board Members

Each of the terms of office of Audit & Supervisory Board Members Mr. Masahiro Kato, Mr. Yoshiyuki Kagawa, Ms. Yoko Wake and Mr. Hiroshi Ozu will expire upon the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 4 Audit & Supervisory Board Members be elected. The candidates for the positions of Audit & Supervisory Board Members are as follows:

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following are the nominees

No.	Name (birth date) No. and type of TMC shares owned	Position	Brief career summary and important concurrent duties
1	Haruhiko Kato (7/21/1952) 0 shares Newly appointed		Apr.	1975	Joined Ministry of Finance
			Jul.	2007	Director-General of the Tax Bureau, Ministry of Finance
			Jul.	2009	Commissioner of National Tax Agency
			Jul.	2010	Retired from Commissioner of National Tax Agency
			Jan.	2011	Senior Managing Director of Japan Securities Depository Center, Inc.
			Jun.	2011	President of Japan Securities Depository Center, Inc.
			Jun.	2013	Member of the Board of Directors of TMC (to present)
			Jul.	2015	President and CEO of Japan Securities Depository Center, Inc.
			Jun.	2018	Retired as Member of the Board of Directors of TMC
			Apr.	2019	Director of Japan Securities Depository Center, Inc. (to present)
			(important concurrent duties)
			Director of Japan Securities Depository Center, Inc.
			Outside Director of Canon Inc.

2	Katsuyuki Ogura (1/25/1963) 4,391 common shares Newly appointed	General Manager of Audit & Supervisory Board Office	Apr.	1985	Joined TMC
			Jan.	2015	General Manager of Affiliated Companies Finance Dept. of TMC
			Jan.	2018	General Manager of Audit & Supervisory Board Office of TMC (to present)

No.	Name (birth date) No. and type of TMC shares owned	Position	Brief career summary and important concurrent duties
3	Yoko Wake (11/18/1947) 0 shares Reappointed Outside / Independent	Outside Audit & Supervisory Board Member	Apr.	1970	Joined Fuji Bank, Limited
			Dec.	1973	Retired from Fuji Bank, Limited
			Apr.	1977	Assistant Lecturer of Faculty of Business and Commerce of Keio University
			Apr.	1982	Associate Professor of Faculty of Business and Commerce of Keio University
			Apr.	1993	Professor of Faculty of Business and Commerce of Keio University
			Jun.	2011	Outside Audit & Supervisory Board Member of TMC (to present)
			Apr.	2013	Professor Emeritus of Keio University (to present)
			(important concurrent duties)
			Professor Emeritus of Keio University

[Reasons for nomination as a candidate to become an Outside Audit & Supervisory Board Member]

Ms. Yoko Wake possesses deep knowledge and extensive experience in the areas of international and environmental economics. As such, we believe she is capable of adequately executing her duties and hereby nominate her as a candidate to continue as an Outside Audit & Supervisory Board Member. Since assuming office, she has played an important role as an Outside Audit & Supervisory Board Member by expressing valuable thoughts on TMC’s environmental initiatives as well as its efforts to realize a sustainable society.

4	Hiroshi Ozu (7/21/1949) 73 common shares Reappointed Outside / Independent	Outside Audit & Supervisory Board Member	Jul.	2012	Prosecutor-General
			Jul.	2014	Retired from Prosecutor-General
			Sep.	2014	Registered as Attorney
			Jun.	2015	Outside Audit & Supervisory Board Member of TMC (to present)
			(important concurrent duties)
			Attorney
			Outside Audit & Supervisory Board Member of Mitsui & Co., Ltd.
			Audit & Supervisory Board Member (External) of Shiseido Company, Limited

[Reasons for nomination as a candidate to become an Outside Audit & Supervisory Board Member]

Mr. Hiroshi Ozu has served as Prosecutor-General and in other important roles and possesses a wealth of experience and highly specialized knowledge in the legal profession. As such, we believe he is capable of adequately executing his duties and hereby nominate him as a candidate to continue as an Outside Audit & Supervisory Board Member. Since assuming office, he has played an important role as an Outside Audit & Supervisory Board Member by providing appropriate advice regarding TMC’s initiatives relating to corporate governance and risk management.

Notes:

1.

The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/8/2019) except for the information of the number and type of TMC shares owned, which is as of 3/31/2019.

2.	Matters related to the candidates to become Outside Audit & Supervisory Board Members are as follows:
(1)

Ms. Yoko Wake and Mr. Hiroshi Ozu are candidates to become Outside Audit & Supervisory Board Members. Each of them is registered as Independent Audit & Supervisory Board Members with the Japanese stock exchanges on which TMC is listed. Upon approval of their reappointment pursuant to this Proposed Resolution, TMC plans to maintain such registration.

(2)	Outline of limited liability agreements

TMC has entered into limited liability agreements with Ms. Yoko Wake and Mr. Hiroshi Ozu to limit the amount of their liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of their reappointment pursuant to this Proposed Resolution, TMC plans to continue such agreements with them.

(3)	Number of years as Outside Audit & Supervisory Board Members of TMC since assumption of office (as of the conclusion of this General Shareholders’ Meeting)

Ms. Yoko Wake	8 years
Mr. Hiroshi Ozu	4 years

Proposed Resolution 3: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members and it becomes less than that required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate for the position of a Substitute Audit & Supervisory Board Member is as below.

This proposal is made to elect a substitute for the current Outside Audit & Supervisory Board Member Mr. Nobuyuki Hirano as well as for Ms. Yoko Wake and Mr. Hiroshi Ozu subject to the approval of Proposed Resolution 2. In the event the candidate becomes an Audit & Supervisory Board Member, his term of office shall be the remaining part of his predecessor’s term.

This resolution shall be effective until the commencement of the next Ordinary General Shareholders’ Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

No.	Name (birth date) No. and type of TMC shares owned	Position	Brief career summary and important concurrent duties
1	Ryuji Sakai (8/7/1957) 0 shares Reappointed	Substitute Audit & Supervisory Board Member	Apr.	1985	Registered as attorney Joined Nagashima & Ohno
			Sep.	1990	Worked at Wilson Sonsini Goodrich & Rosati (located in U.S.)
			Jan.	1995	Partner, Nagashima & Ohno
			Jan.	2000	Partner, Nagashima Ohno & Tsunematsu (to present)
			(important concurrent duties) Attorney
			Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.
			Outside Audit & Supervisory Board Member of Tokyo Electron Limited

[Reasons for nomination as a candidate to become a Substitute Outside Audit & Supervisory Board Member]

Mr. Ryuji Sakai possesses a wealth of experience and highly specialized knowledge acquired through his many years of activities mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as antitrust law, intellectual property rights, capital raising and M&A. As such, we believe that he is capable of adequately executing his duties and hereby nominate him as a candidate to continue as a Substitute Outside Audit & Supervisory Board Member.

Notes:

1.

The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/8/2019) except for the information of the number and type of TMC shares owned, which is as of 3/31/2019.

2.	Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:
(1)	Mr. Ryuji Sakai is a candidate to become a Substitute Outside Audit & Supervisory Board Member.

(2)	Outline of limited liability agreement

Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, TMC plans to enter into a limited liability agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Proposed Resolution 4: Determination of Compensation for Granting Restricted Shares to Members of the Board of Directors (excluding Outside Members of the Board of Directors) and Revision of the Amount of Compensation Payable to Members of the Board of Directors

Compensation payable to Members of the Board of Directors has been set at a maximum total of 4.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year; hereinafter “Cash Compensation”) since the 113th Ordinary General Shareholders’ Meeting held on June 14, 2017.

This proposal is made, as part of a review of the executive compensation system, with the aim of encouraging Members of the Board of Directors (excluding Outside Members of the Board of Directors; hereinafter “Eligible Members of the Board of Directors”) to work to improve the medium- to long-term corporate value of TMC, and for each Eligible Member of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as a corporate manager. In addition to revising the Cash Compensation above, we also propose the establishment of a new compensation for granting restricted shares (hereinafter “Share Compensation”).

With regard to the Cash Compensation and Share Compensation, in order to enable the setting of compensation levels that will allow TMC to secure and retain talented personnel, and in consideration of the balance between the two types of compensation, the maximum Cash Compensation of 4.0 billion yen per year will be reduced to a maximum of 3.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year), and the new Share Compensation will be set at a maximum of 4.0 billion yen per year.

Upon approval of this proposed resolution, the composition of the compensation payable to Members of the Board of Directors (excluding compensation payable to Members of the Board of Directors as officers or employees, for those who serve concurrently as officers or employees) will be as shown in the table below.

<Compositions of Compensation to Members of the Board of Directors>

Compensation Composition	Amount of Compensation
Monthly Compensation	Amount of Cash Compensation	Maximum of 3.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year)
Bonus

Share Compensation	Amount of Share Compensation	Maximum of 4.0 billion yen per year

	Total	Maximum of 7.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year)

The decision on the compensation payable to each Member of the Board of Directors will be entrusted by the Board of Directors within the abovementioned maximum total amount per year to the “Executive Compensation Meetings” in which half of the members are Outside Members of the Board of Directors, and will be made taking into consideration such factors as corporate results as well as the duties and performance of the Member of the Board of Directors. We will continue to fulfill our accountability to shareholders with regard to executive compensation and corporate results by disclosing these details in the business reports and annual securities reports in accordance with laws and regulations and by explaining our initiatives for realizing the Toyota Global Vision at the general shareholders’ meetings of TMC.

Number of the Board of Directors will be 9 Members (including 3 Outside Members of the Board of Directors) if Proposed Resolution 1 is approved as proposed.

< Details of the Restricted Share Compensation Plan>

The major terms of the restricted share compensation plan are as detailed below. Other matters related to this compensation plan and the restricted share allotment agreement shall be determined by the Board of Directors of TMC.

Eligible persons	Members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors)

Total amount of Share Compensation	Maximum of 4.0 billion yen per year

Amount of share compensation payable to each Member of the Board of Directors	Set each year considering factors such as corporate results, duties and performance

Type of shares to be allotted and method of allotment	Issue or disposal of common shares (with transfer restrictions under an allotment agreement)

Total number of shares to be allotted	Maximum of 800,000 shares per year in total to Eligible Members of the Board of Directors

Amount to be paid

Determined by the Board of Directors of TMC based on the closing price of TMC’s common shares on the Tokyo Stock

Exchange on the business day prior to each resolution of the

Board of Directors, within a range that is not particularly advantageous to Eligible Members of the Board of Directors

Transfer restriction period	A period of between three and fifty years, as predetermined by the Board of Directors of TMC

Conditions for removal of transfer restrictions

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions will also be removed in the case of expiration of the term of office, death or other legitimate reasons.

Gratis acquisition by TMC	TMC will be able to acquire all allotted shares without consideration in the case of violations of laws and regulations or other reasons specified by the Board of Directors of TMC during the transfer restriction period.

(Reference)

Subject to approval of Proposed Resolution 4 as proposed, we plan to apply a restricted share compensation plan similar to that above to Operating Officers of TMC as well.

Attachment to the Notice of Convocation of the 115th Ordinary General Shareholders’ Meeting

Business Report (Fiscal Year under review: April 1, 2018 through March 31, 2019)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2019

Reviewing the general economic environment for the fiscal year ended March 2019 (“FY2019”), the world economy overall has continued its moderate recovery despite the sluggish growth in some sectors. The Japanese economy has also been on a moderate recovery due to improvements in employment and income conditions.

Automotive markets have remained stable in developed countries, but have slowed down in China, which had been experiencing continued expansion, as well as in some resource-rich countries.

Overview of Operations

In this business environment, the Toyota group has been striving to make “ever-better cars” that exceed customer expectations. We have completely remodeled “RAV4,” one of Toyota’s core global models, by introducing a new platform and powertrain units based on the TNGA (Toyota New Global Architecture), and were able to achieve responsive driving as well as a powerful and sophisticated design. We also completely redesigned the “Crown,” and newly launched the “Corolla Sport,” as first-generation connected vehicles that propose a life of new mobility. Furthermore, we redesigned the “Century,” a model that has remained a favorite of many users for more than 50 years, with significantly improved ride comfort and cruising stability, while carrying on the tradition of master craftsmanship and high-quality monozukuri (all-encompassing manufacturing). In addition, to respond to the rising demand for passenger transportation centered around emerging markets, we have added a new series to the “Hiace” model, for overseas markets. The Lexus brand commenced sales of the “ES” for the first time in Japan, which model has helped establish the brand as its core product in many other countries and regions. It also introduced the “UX,” a compact crossover designed for the modern urban explorer, as a new addition to its lineup. We also premiered our all-new “Supra,” the first global model of the “GR” series, at the North American International Auto Show, implementing the knowledge we have gained in motorsports activities to our product development.

In this way, we have actively improved the product lineup to further meet customer needs and carried out vigorous sales efforts in collaboration with dealers in each country and region in which we operate. As a result, global vehicle sales for FY2019, including the Daihatsu and Hino brands, increased by 162 thousand units (or 1.5%) from FY2018 to 10,603 thousand units. Furthermore, in February 2019, we reached cumulative global Lexus brand sales of 10 million units. Going forward, we will continue to accelerate local production and development, including in the U.S. and China, in order to contribute to countries and regions around the world.

In non-automotive operations, for our financial services, besides providing sales finance as a tool for promoting automobile sales, we have also worked to enhance our value chain to create added value in our financial services operations at all stages of the life cycle of our cars from manufacturing to disposal. For our housing business, we are implementing efforts to enhance our TQM (Total Quality Management) activities with a view to realize our customers’ ideal lifestyles, and in October 2018, won the Deming Prize, one of the highest awards in quality management in the world.

Consolidated Financial Results for FY2019

For FY2019, consolidated net revenues increased by 846.1 billion yen (or 2.9%) to 30,225.6 billion yen compared with FY2018 and consolidated operating income increased by 67.6 billion yen (or 2.8%) to 2,467.5 billion yen compared with FY2018, mainly thanks to profit improvement activities such as cost reduction and marketing efforts. Consolidated net income attributable to Toyota Motor Corporation decreased by 611.1 billion yen (or 24.5%) to 1,882.8 billion yen compared with FY2018.

The breakdown of consolidated net revenues is as follows:

	Yen in millions unless otherwise stated
	FY2019 (April 2018 through March 2019)	FY2018 (April 2017 through March 2018)	Increase (Decrease)	Change (%)
Vehicles	23,066,190	22,631,201	434,989	1.9
Parts and components for overseas production	625,483	498,802	126,681	25.4
Parts and components for after service	2,093,437	2,044,104	49,333	2.4
Other	1,249,382	1,173,122	76,260	6.5
Total Automotive	27,034,492	26,347,229	687,263	2.6
Financial Services	2,120,343	1,959,234	161,109	8.2
Other	1,070,846	1,073,047	(2,201)	(0.2)

Total	30,225,681	29,379,510	846,171	2.9

Notes:

1.	Consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

(2) Funding

Funds necessary for the automotive business are mainly financed with funds from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2019 was 20,150.1 billion yen.

(3) Capital Expenditures and R&D

As for capital expenditures, the Toyota group has promoted activities to decrease expenditures through effective use of our existing facilities and prioritization of individual projects. At the same time, we made investments in areas such as the remodeling of cars and the improvement of technological capabilities and productivity to strengthen our competitiveness. As a result, consolidated capital expenditures for FY2019 were 1,465.8 billion yen.

As for R&D expenditures, we aspired to reinforce advanced development for the future in new fields such as vehicle electrification and automated driving while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2019 were 1,048.8 billion yen.

(4) Consolidated Financial Summary

	Yen in millions unless otherwise stated
	FY2016 (April 2015 through March 2016)	FY2017 (April 2016 through March 2017)	FY2018 (April 2017 through March 2018)	FY2019 (April 2018 through March 2019)
Net revenues	28,403,118	27,597,193	29,379,510	30,225,681
Operating income	2,853,971	1,994,372	2,399,862	2,467,545
Net income attributable to Toyota Motor Corporation	2,312,694	1,831,109	2,493,983	1,882,873
Net income attributable to Toyota Motor Corporation per common share – Basic (yen)	741.36	605.47	842.00	650.55
Mezzanine equity and Shareholders’ equity	18,088,186	18,668,953	19,922,076	20,565,210

Total assets	47,427,597	48,750,186	50,308,249	51,936,949

(5) Issues to be Addressed

The future automotive market is expected to revert to a gradual expansion in the medium term, due in part to the wider use of cars mainly in emerging countries, despite entering a phase of cyclical changes in the short term. Meanwhile, the automotive industry is entering a once-in-a-century transformational period in response to environmental issues and other social challenges, as well as the rapid progress in technological innovation such as electrification, automated driving, connected vehicles and car-sharing. In such a business environment, the Toyota group will leverage its collective strength amassed in vehicle quality and in sales and service networks in the real world, as well as its capabilities in responding to technological innovation in the virtual world, to transform itself into a mobility company that provides all kinds of services related to transportation. To this end, we intend to accelerate activities in the following fields to pursue our objective of “challenging for the future” to create new value and “growing steadily each year” to strengthen true competitiveness year by year.

1) Electrification

he electrification of vehicles is imperative to address environmental issues. The Toyota group aims to provide the most suitable vehicles that match customer preferences in light of the energy and infrastructure development situation in each country and region, as well as the characteristics of eco-cars, based on the stance that eco-cars can only truly have a significant positive impact if they are widely used. For hybrid electric vehicles, which are our main type of electrified vehicles, we will not only further improve the fuel efficiency, cost and driving performance of the conventional Toyota Hybrid System, but will also develop various types of vehicles including sports models with superior acceleration performance. Furthermore, with the aim of sharing our goals with numerous stakeholders and to cooperatively promote the further use of electrified vehicles, we decided to grant royalty-free licenses on patents we hold for vehicle electrification-related technologies we have cultivated through hybrid electric vehicle development. For battery electric vehicles, we will accelerate their introduction from 2020, starting with the Chinese market, and will expand the lineup to 10 or more models globally by early 2020s. As for fuel cell electric vehicles, in addition to expanding the product lineups for passenger vehicles and commercial vehicles, we will also deploy our fuel cell technology in various sectors in collaboration with a wide range of stakeholders including the Japan Aerospace Exploration Agency (JAXA). Moreover, in the area of automotive batteries, which is the key factor for the popularization of electrified vehicles, we agreed to establish a joint venture with Panasonic Corporation to strengthen and accelerate efforts to achieve competitive batteries.

We will further accelerate technological developments to realize a sustainable low-carbon society, with the aspirational goal of achieving “global annual sales of more than 5.5 million electrified vehicles in 2030.”

C-HR and IZOA battery electric vehicles that are slated to start from 2020 in China

2) Automated driving

Since the 1990s, the Toyota group has continuously engaged in automated driving technology R&D aimed at contributing to the complete elimination of traffic casualties. The development philosophy, “Mobility Teammate Concept” is an approach built on the belief that people and vehicles can work together in the service of safe, convenient, and efficient mobility.

Toyota Research Institute, Inc., which is engaged in the research and development of artificial intelligence as the underpinning technology for automated driving, launched a global program to offer support to promising startups in partnership with a venture capital fund established in 2017. The company also opened a test facility to develop automated vehicle technology in Michigan, U.S. and has since unveiled the “TRI-P4” automated driving test vehicle, accelerating its automated driving system development. Advanced development is now underway on software to enable its commercialization by Toyota Research Institute - Advanced Development, Inc., which has commenced full-fledged operations. Furthermore, to enable customers to use the achievements from our research of automated driving technology widely, we have proceeded with the introduction of a preventive safety package, and in 2018, the number of vehicles equipped with this package around the world topped the 10 million unit mark.

We are working on the development and popularization of automated driving technology with the ultimate aim of providing all people with safe, convenient, and enjoyable mobility.

3) MaaS (Mobility as a Service)

The Toyota group is promoting the MaaS business to offer customers a variety of mobility options.

We concluded an agreement with Grab Holdings Inc. to deepen collaboration in the mobility services area, and began offering the Total-care Service developed by Toyota Motor Corporation to vehicles owned by ride-hailing service companies. We also agreed to expand our collaboration aimed at advancing autonomous ride-sharing services with Uber Technologies, Inc. Furthermore, we agreed to form a strategic partnership to facilitate the creation of new mobility services with SoftBank Corp. and established a joint venture company, MONET Technologies Inc.

As society shifts from owning cars to using cars, we started a beloved-car subscription service called “KINTO” to enable customers to more freely enjoy cars. Through a monthly fixed-sum service that packages not only the cost of the vehicle but procedures such as tax and insurance payments as well as vehicle maintenance, we will propose a new user-car relationship.

With respect to initiatives in Japan, we are working to transform our sales network, including making all vehicle models of Toyota brand available through all Toyota sales outlets in Japan, to respond to the various needs of customers together with the sales companies. Through these efforts, we will develop and provide new, locally-rooted mobility services and aim to become an indispensable presence in local communities.

Agreement reached on strategic partnership with SoftBank Corp.

4) Creating friends and allies

The Toyota group’s strategy to create friends and allies has three main pillars.

The first is to strengthen ties with group companies that have the same roots as Toyota. From a “home and away” perspective, this involves the reorganization of businesses within the Toyota group to consolidate duplicated functions into more competitive “home” companies, and the establishment of new companies within the group by bringing together each group company’s strength. At the same time, we have to increase the number of friends and allies, and create de facto standards by actively selling competitive products to companies inside and outside the group. Based on this idea, we are pressing ahead with the drive to consolidate the core electronic component operations of both Toyota Motor Corporation (TMC) and DENSO CORPORATION (DENSO) into DENSO, transfer sales & marketing operations for Africa conducted by TMC to Toyota Tsusho Corporation, and transfer TMC’s van business to Toyota Auto Body Co., Ltd.

The second pillar is strengthening alliances with other automakers. The purpose of these alliances is not to become bigger through investment. The objective is to enhance competitiveness with an aim to make “ever-better cars,” respecting each other’s strengths in technological development, production engineering, and sales networks. In March 2019, we concluded an agreement with SUZUKI MOTOR CORPORATION (SUZUKI) to collaborate in new fields, such as joint collaboration in production and in the widespread popularization of electrified vehicles, bringing together our strength in electrification technologies and SUZUKI’s strength in technologies for compact vehicles.

The third pillar is strengthening alliances with new friends and allies that are providing mobility services. We aim to create new mobility services, openly partnering with various service providers such as SoftBank Corp., Grab Holdings Inc. and Uber Technologies, Inc., via the “Mobility Services Platform,” an information infrastructure for connected vehicles.

5) Cost reduction and Toyota Production System (TPS)

To strengthen our true competitiveness, we are thoroughly honing our TPS and approach to cost reduction, which are components of our corporate DNA that have been passed down from our predecessors as our strengths.

Our “cost reduction” does not simply refer to cutting budgets and costs uniformly. Rather, it stands for cost planning by checking real blueprints, actual products and manufacturing sites, thoroughly eliminating waste, and changing the way we work to improve productivity. We will come up with ideas with the participation of all executives and employees, and work to reduce outlays and waste from all stages of the manufacturing process with passion and a spirit of getting better and better, to develop the human resources we will need to survive in the future and strengthen our corporate structure.

In addition, we are instilling TPS not only at production sites but also in administrative and engineering divisions, and are implementing company-wide awareness-raising and improvement activities. For example, the Accounting Division is working with the TPS Group, which was newly established in January 2018, in reviewing its account settlement operations to identify waste and effect improvements. We will aim for a company-wide application of TPS by continuing to steadily implement similar efforts in each division and sharing best practices across the company.

6) Human resources system

We have continually restructured the organization and reviewed our executive lineups in order to further promote the “development of human resources” and the “innovation of the way we work” which support the activities mentioned above. Due to other industries entering the market and rapid technological innovation, structural changes are taking place in today’s automotive industry at an unprecedented speed and scale.

Under these circumstances, in January 2019, we reduced the number of layers in our executive structure. Executives are now composed of former senior managing officers and people of higher rank, whereas former managing officers, executive general managers, senior managers and others are now classified as “senior professional/senior management.” By appointing the right people to the right positions in a wide range of posts, regardless of their age or length of employment, we will enable them to reach conclusions more swiftly, make prompt decisions, and take immediate action in responding to management issues as they arise. We will also reinforce our efforts to cultivate professionals who combine expertise and “human competencies” in the workplace.

To advance these initiatives, at Toyota group, we will stay true to our founding spirit of “contributing to society by Monozukuri, manufacturing,” and will move forward through the united efforts of our executives and employees with humility, gratitude and passion, placing top priority on quality and safety. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value.

TMC will strive for the stable and continuous payment of dividends considering a consolidated payout ratio of 30% to shareholders of common stock as an indication. In addition, TMC will pay a prescribed amount of dividends to shareholders of First Series Model AA Class Shares.

With regard to the repurchase of shares of our common stock, TMC will flexibly repurchase its common stock while comprehensively considering factors such as its cash reserves and the price level of its common stock in order to promote capital efficiency.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

(7) Main Business

The Toyota group’s business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for overseas production, Parts, etc.

Financial Services Operations	Auto sales financing, Leasing, etc.

Other Operations	Housing, Information Technology, etc.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>

Please see section “(10) Status of Principal Subsidiaries.”

(9) Employees

Number of employees	Increase (Decrease) from end of FY2018
370,870	+ 1,746

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			million yen
Japan	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	100.00		Manufacture and sales of automobiles
	Toyota Finance Corporation	Aichi Prefecture	16,500	100.00	*	Finance of automobile sales, Card business
	Misawa Homes Co., Ltd.	Tokyo	11,892	51.00	*	Manufacture and sales of housing
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00		Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,850	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Kyushu Co., Ltd.	Oita Prefecture	6,000	100.00	*	Manufacture and sales of automobiles
			in thousands
North America	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Management of all North American affiliates
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing de Baja California S .de R.L.de C.V.	Mexico	USD 239,949	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00		Sales of automobiles
			in thousands
Europe	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 71,078	100.00	*	Manufacture and sales of automobiles
	Toyota Kreditbank GmbH	Germany	EUR 30,000	100.00	*	Finance of automobile sales
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 119,800	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing Turkey Inc.	Turkey	TRY 150,165	90.00	*	Manufacture and sales of automobiles
	OOO“TOYOTA MOTOR”	Russia	RUB 4,875,189	100.00	*	Manufacture and sales of automobiles

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			in thousands
Asia	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 3,100,000	100.00	*	Finance of automobile sales
	Toyota Kirloskar Motor Private Ltd.	India	INR 7,000,000	89.00		Manufacture and sales of automobiles
	P.T. Astra Daihatsu Motor	Indonesia	IDR 894,370,000	61.75	*	Manufacture and sales of automobiles
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 15,100,000	86.84	*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia
			in thousands
Other	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles

Notes:

1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of Shares

(1)	Total Number of Shares Authorized	10,000,000,000 shares

(2)	Total Number of Shares Issued

	Common shares	3,262,997,492 shares

	First Series Model AA Class Shares	47,100,000 shares

(3)	Number of Shareholders	623,599

(4)	Major Shareholders

Name of Shareholders	Number of shares (1,000 shares)			Percentage of shareholding (%)
	Common shares	First series Model AA class shares	Total
Japan Trustee Services Bank, Ltd.	376,258	180	376,438	13.07
Toyota Industries Corporation	238,466	—	238,466	8.28
The Master Trust Bank of Japan, Ltd.	182,663	—	182,663	6.34
Nippon Life Insurance Company	110,813	560	111,373	3.87
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	100,932	—	100,932	3.51
DENSO CORPORATION	89,915	—	89,915	3.12
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	86,044	—	86,044	2.99
Trust & Custody Services Bank, Ltd.	57,685	—	57,685	2.00
Mitsui Sumitomo Insurance Company, Limited	56,811	—	56,811	1.97
Tokio Marine & Nichido Fire Insurance Co., Ltd.	51,045	—	51,045	1.77

Note:	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (430,558 thousand shares) from the total number of shares issued.

3. Status of Members of the Board of Directors and Audit & Supervisory Board Members

(1) Members of the Board of Directors and Audit & Supervisory Board Members

Name	Position	Areas of responsibility	Important concurrent duties
Takeshi Uchiyamada	* Chairman of the Board of Directors		- Audit & Supervisory Board Member of TOKAI RIKA CO., LTD. - Audit & Supervisory Board Member of Toyoda Gosei Co., Ltd. - Director of JTEKT Corporation

Shigeru Hayakawa	* Vice Chairman of the Board of Directors		- Representative Director of Institute for International Economic Studies

Akio Toyoda	* President, Member of the Board of Directors	- Chief Executive Officer - Chief Branding Officer	- Chairman and CEO of Toyota Motor North America, Inc. - Chairman of TOWA REAL ESTATE Co., Ltd. - Chairman of Japan Automobile Manufacturers Association, Inc.

Koji Kobayashi	* Member of the Board of Directors	- Chief Financial Officer - Chief Risk Officer	- Chairman and Executive Director of TOYOTA Mobility Tokyo Inc.

Didier Leroy	Member of the Board of Directors	- Chief Competitive Officer	- Chairman of Toyota Motor Europe NV/SA - Vice Chairman of Toyota Motor North America, Inc. - Member of the Board of Toyota Tsusho Corporation

Shigeki Terashi	Member of the Board of Directors	- Chief Technology Officer	- Director of Hino Motors, Ltd. - President, Representative Director of EV C.A. Spirit Corporation

Ikuro Sugawara	Member of the Board of Directors

Sir Philip Craven	Member of the Board of Directors

Teiko Kudo	Member of the Board of Directors		- Managing Executive Officer of Sumitomo Mitsui Banking Corporation

Name	Position	Areas of responsibility	Important concurrent duties
Masahide Yasuda	Full-time Audit & Supervisory Board Member

Masahiro Kato	Full-time Audit & Supervisory Board Member

Yoshiyuki Kagawa	Full-time Audit & Supervisory Board Member

Yoko Wake	Audit & Supervisory Board Member		- Professor Emeritus of Keio University

Hiroshi Ozu	Audit & Supervisory Board Member		- Attorney - Outside Audit & Supervisory Board Member of MITSUI & CO., LTD. - Audit & Supervisory Board Member (External) of Shiseido Company, Limited

Nobuyuki Hirano	Audit & Supervisory Board Member		- Director, President of Mitsubishi UFJ Financial Group, Inc. - Chairman of the Board of Directors (Representative Director) of MUFG Bank, Ltd. - Director of Morgan Stanley

Notes:

1.	* Representative Director
2.	Mr. Akio Toyoda, who is President, Member of the Board of Directors, concurrently serves as Operating Officer (President).
3.	Mr. Koji Kobayashi, Mr. Didier Leroy and Mr. Shigeki Terashi, all of whom are Members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).
4.

Mr. Ikuro Sugawara, Sir Philip Craven and Ms. Teiko Kudo, all of whom are Members of the Board of Directors, are Outside Members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.

5.

Ms. Yoko Wake, Mr. Hiroshi Ozu and Mr. Nobuyuki Hirano, all of whom are Audit & Supervisory Board Members, are Outside Audit & Supervisory Board Members. They are also Independent Audit & Supervisory Board Members as provided by the rules of the Japanese stock exchanges on which TMC is listed.

6.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.
7.	TOYOTA Mobility Tokyo Inc. was formerly called TOYOTA Tokyo Sales Holdings Inc. before it was renamed on April 1, 2019.

(2) Amount of Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2019

Category	Members of the Board of Directors (incl. Outside Members of the Board of Directors)		Audit & Supervisory Board Members (incl. Outside Audit & Supervisory Board Members)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Members of the Board of Directors and Audit & Supervisory Board Members	13 (6)	688 (97)	8 (4)	204 (54)	21	892
Executive bonus	6	1,257			6	1,257

Total		1,945 (97)		204 (54)		2,149

Notes:

1.	The number of persons includes those eligible to receive compensation in FY2019.
2.

The amount of compensation payable to Members of the Board of Directors has been set at a maximum total of 4.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year), including monthly compensation and bonuses, by the resolution of the 113th Ordinary General Shareholders’ Meeting held on June 14, 2017. The amount of compensation payable to Audit & Supervisory Board Members has been set at a maximum total of 30 million yen per month by the resolution of the 104th Ordinary General Shareholders’ Meeting held on June 24, 2008.

3.	The amount of executive bonuses above were resolved at the Board of Directors meeting held on May 8, 2019.

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members

1) Major activities for FY2019

Category	Name	Attendance of Board of Directors meetings (total attended/total held)	Attendance of Audit & Supervisory Board meetings (total attended/total held)
Member of the Board of Directors	Ikuro Sugawara	13/13	—
Member of the Board of Directors	Sir Philip Craven	13/13	—
Member of the Board of Directors	Teiko Kudo	13/13	—
Audit & Supervisory Board Member	Yoko Wake	16/16	16/16
Audit & Supervisory Board Member	Hiroshi Ozu	16/16	16/16
Audit & Supervisory Board Member	Nobuyuki Hirano	13/13	13/13

Note: The total number of meetings held varies due to the difference in the dates of assumption of office.

Each Outside Member of the Board of Directors and Outside Audit & Supervisory Board Member contributed by giving opinions based on his or her experience and insight.

2) Details of Limited Liability Agreements

Agreements between the Outside Members of the Board of Directors or Outside Audit & Supervisory Board Members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

4. Status of Accounting Auditor

(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata LLC

(2) Compensation to Accounting Auditor for FY2019

1)	Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

600 million yen

2)	Total amount of cash and other property benefits paid by Toyota

1,726 million yen

Notes:

1.

The Audit & Supervisory Board examined whether the content of the Accounting Auditor’s audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor.

2.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

3.

The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

4.	Among principal subsidiaries of TMC, Misawa Homes Co., Ltd. and overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata LLC.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor’s dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members.

If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders’ Meeting.

5. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems

Basic understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)

TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Members of the Board of Directors.

2)

TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)	TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings and other meetings.

[Implementation status]

1)

TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals distributed to all executives. Newly appointed executives undergo compliance education using these manuals when they assume office.

2)

In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

3)

With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Guiding Principles at Toyota,” “Toyota Global Vision,” etc., TMC deliberates on important topics pertaining to corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings chaired by Chief Risk Officer (CRO).

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1)

TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)

TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)

TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1)

Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2)

To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated.

3)

Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk officer for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk officer to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary.

In the area of quality, the Honsha Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, manufacturing of cars that are in compliance with laws and regulations and quality improvement activities across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks.

4)

To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)

Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)

TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1)

TMC has formulated a medium-term management plan for each region, as well as in-house company management plans that reflect its customers’ long-term values, technological trends, and so on. In addition, TMC formulates a “ Policy Guideline” establishing the general direction in which TMC should proceed that year. Furthermore, policies are managed consistently with such guideline by putting them into practice at each level of TMC’s organization.

2)

TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The president and vice presidents who are also Operating Officers make decisions efficiently at the Board of Directors’ Meetings by accurately providing the company’s situation that are in conformity with the field. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and vice presidents and higher management are supervising these efforts.

3)

TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)

TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meetings and other meetings.

3)

TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its Compliance Hotline that TMC established outside the company, as well as through other channels.

[Implementation status]

1)

TMC has worked to “visualize” operations by clarifying the responsibilities of each organizational unit. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making “kaizen” (improvements) to prevent recurrences.

2)

TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company.

Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Sustainability Meetings.

3)

TMC has established a Compliance Hotline to enable employees to consult with outside attorneys about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once attorneys inform TMC of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1.	System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2.	Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3.	System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4.	System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Sustainability Meetings and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Sustainability Meetings.

1.

TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

2.

TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at Sustainability Meetings or at the Board of Directors’ meetings in accordance with the standards relating to submission of matters.

3.

TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4.

TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Sustainability Meetings.

TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. Furthermore, TMC conducts special audits as needed, as well as direct audits according to the subsidiary-accounting-audit-plan that is formulated every year, and the outcomes of these audits are reported to the relevant executives at TMC.

In addition, to ensure that the duties performed by directors etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures are taken. Matters consulted with the whistleblower offices are also reported to the relevant executives at TMC.

(7)

System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8)	System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1)

Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)

Members of the Board of Directors, Operating Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Operating Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3)	TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1)

Members of the Board of Directors, Operating Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2)

TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the Compliance Hotline, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3)

TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9)

Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(Amounts are rounded to the nearest million yen)
	FY2019 (As of March 31, 2019)	FY2018 (Reference) (As of March 31, 2018)
Assets
Current assets	18,879,237	18,152,656
Cash and cash equivalents	3,574,704	3,052,269
Time deposits	1,126,352	901,244
Marketable securities	1,127,160	1,768,360
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	2,219,562
Finance receivables, net	6,647,771	6,348,306
Other receivables	568,156	489,338
Inventories	2,656,396	2,539,789
Prepaid expenses and other current assets	805,964	833,788
Noncurrent finance receivables, net	10,281,118	9,481,618
Investments and other assets	12,091,100	12,406,302
Marketable securities and other securities investments	7,479,926	7,999,323
Affiliated companies	3,313,723	3,162,917
Employees receivables	21,683	22,562
Other	1,275,768	1,221,500
Property, plant and equipment	10,685,494	10,267,673
Land	1,386,308	1,404,611
Buildings	4,802,175	4,659,753
Machinery and equipment	11,857,425	11,535,381
Vehicles and equipment on operating leases	6,139,163	5,934,393
Construction in progress	651,713	509,851
Less – Accumulated depreciation	(14,151,290)	(13,776,316)

Total assets	51,936,949	50,308,249

	(Amounts are rounded to the nearest million yen)
	FY2019 (As of March 31, 2019)	FY2018 (Reference) (As of March 31, 2018)
Liabilities
Current liabilities	18,226,938	17,796,891
Short-term borrowings	5,344,973	5,154,913
Current portion of long-term debt	4,254,260	4,186,277
Accounts payable	2,645,984	2,586,657
Other payables	1,102,802	1,048,216
Accrued expenses	3,222,446	3,104,260
Income taxes payable	320,998	462,327
Other current liabilities	1,335,475	1,254,241
Long-term liabilities	13,144,801	12,589,282
Long-term debt	10,550,945	10,006,374
Accrued pension and severance costs	963,406	931,182
Deferred income taxes	1,014,851	1,118,165
Other long-term liabilities	615,599	533,561
Total liabilities	31,371,739	30,386,173
Mezzanine equity	498,073	491,974
Shareholders’ equity
Toyota Motor Corporation shareholders’ equity	19,348,152	18,735,982
Common stock, no par value	397,050	397,050
Additional paid-in capital	487,162	487,502
Retained earnings	21,987,515	19,473,464
Accumulated other comprehensive income (loss)	(916,650)	435,699
Treasury stock, at cost	(2,606,925)	(2,057,733)
Noncontrolling interests	718,985	694,120
Total shareholders’ equity	20,067,137	19,430,102

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	50,308,249

CONSOLIDATED STATEMENTS OF INCOME

	(Amounts are rounded to the nearest million yen)
	FY2019 (April 1, 2018 through March 31, 2019)	FY2018 (Reference) (April 1, 2017 through March 31, 2018)
Net revenues	30,225,681	29,379,510
Sales of products	28,105,338	27,420,276
Financing operations	2,120,343	1,959,234
Costs and expenses	27,758,136	26,979,648
Cost of products sold	23,389,495	22,600,474
Cost of financing operations	1,392,290	1,288,679
Selling, general and administrative	2,976,351	3,090,495
Operating income	2,467,545	2,399,862
Other income (expense)	(182,080)	220,567
Interest and dividend income	225,495	179,541
Interest expense	(28,078)	(27,586)
Foreign exchange gain, net	12,400	22,664
Unrealized gains (losses) on equity securities	(341,054)	—
Other income (loss), net	(50,843)	45,948
Income before income taxes and equity in earnings of affiliated companies	2,285,465	2,620,429
Provision for income taxes	659,944	504,406
Equity in earnings of affiliated companies	360,066	470,083
Net income	1,985,587	2,586,106
Less – Net income attributable to noncontrolling interests	(102,714)	(92,123)
Net income attributable to Toyota Motor Corporation	1,882,873	2,493,983

Note:

Net income attributable to common shareholders for the fiscal year ended March 31, 2019 and 2018 is 1,868,085 million yen and 2,481,692 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 14,788 million yen and 12,291 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FY2019

(April 1, 2018 through March 31, 2019)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

Cumulative effect of accounting changes			1,282,082	(1,309,620)		(27,538)		(27,538)
Equity transaction with noncontrolling interests and other		105				105	(2,226)	(2,121)
Comprehensive income
Net income			1,882,873			1,882,873	102,714	1,985,587
Other comprehensive income (loss)
Foreign currency translation adjustments				29,448		29,448	(2,432)	27,016
Unrealized gains (losses) on securities				(21,111)		(21,111)	(54)	(21,165)
Pension liability adjustments				(51,066)		(51,066)	(3,770)	(54,836)
Total comprehensive income						1,840,144	96,458	1,936,602
Accretion to Mezzanine equity			(4,850)			(4,850)		(4,850)
Dividends to Toyota Motor Corporation class shareholders			(9,938)			(9,938)		(9,938)
Dividends paid to Toyota Motor Corporation common shareholders			(636,116)			(636,116)		(636,116)
Dividends paid to noncontrolling interests							(69,367)	(69,367)
Repurchase of treasury stock					(550,107)	(550,107)		(550,107)
Reissuance of treasury stock		(445)			915	470		470

Balances at March 31, 2019	397,050	487,162	21,987,515	(916,650)	(2,606,925)	19,348,152	718,985	20,067,137

FY2018 (Reference)

(April 1, 2017 through March 31, 2018)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

Equity transaction with noncontrolling interests and other		1,817	11,400	(11,400)		1,817	(3,476)	(1,659)
Comprehensive income
Net income			2,493,983			2,493,983	92,123	2,586,106
Other comprehensive income (loss)
Foreign currency translation adjustments				(118,977)		(118,977)	(1,629)	(120,606)
Unrealized gains (losses) on securities				(96,581)		(96,581)	2,022	(94,559)
Pension liability adjustments				21,735		21,735	580	22,315
Total comprehensive income						2,300,160	93,096	2,393,256
Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(7,442)			(7,442)		(7,442)
Dividends paid to Toyota Motor Corporation common shareholders			(620,698)			(620,698)		(620,698)
Dividends paid to noncontrolling interests							(63,764)	(63,764)
Repurchase of treasury stock					(500,177)	(500,177)		(500,177)
Reissuance of treasury stock		1,672			50,687	52,359		52,359

Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]

1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

TMC has 608 consolidated subsidiaries (including variable interest entities) and 63 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:

TMC’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), pursuant to the provision of Article 120-3, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies, which applies mutatis mutandis pursuant to Article 120-3, Paragraph 3 of the Ordinance on Accounting of Companies, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

3. Standards and methods of valuation of securities:

Securities are stated at fair value. Toyota measures equity securities without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:

Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:

Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Accounting changes]

On April 1, 2018, Toyota adopted new guidance for financial instruments which requires entities to measure equity investments at fair value and recognize any changes in fair value in net income. In accordance with the guidance, Toyota recognized a cumulative-effect adjustment to retained earnings of 1,309,725 million yen as of April 1, 2018 for after-tax unrealized gains (losses) on equity securities previously recognized in accumulated other comprehensive income. Unrealized gains (losses) on equity securities, which is mainly included in “Unrealized gains (losses) on equity securities” and “Equity in earnings of affiliated companies” of Toyota’s consolidated statements of income, for FY2019 was losses of 419,429 million yen.

[Other information]

On April 1, 2018, Toyota changed the exchange rate used to translate foreign currency-denominated transactions as well as foreign currency-denominated monetary receivables and payables from the Telegraphic Transfer Buying Rate and Telegraphic Transfer Selling Rate to the Telegraphic Transfer Middle Rate. As a result, for FY2019, net revenues and operating income increased by 56,127 million yen and 136,272 million yen, respectively, other income (expense) decreased by 103,300 million yen and income before income taxes and equity in earnings of affiliated companies increased by 32,972 million yen.

[Consolidated Balance Sheet]

1. Allowance for doubtful accounts	90,373	million yen
Allowance for credit losses	196,399	million yen

2. Components of accumulated other comprehensive income (loss)

Foreign currency translation adjustments	(649,532)	million yen
Unrealized gains (losses) on securities	(1,252)	million yen
Pension liability adjustments	(265,866)	million yen

3. Assets pledged as collateral	2,578,145	million yen

4. Guarantees	3,078,955	million yen

5. Number of Model AA Class Shares issued and outstanding as of March 31, 2019	47,100,000	shares

Model AA Class Shares are recorded under mezzanine equity.

[Consolidated Statement of Shareholders’ Equity]

Number of common shares issued and outstanding as of March 31, 2019	3,262,997,492	shares

[Financial instruments]

1. Matters pertaining to the status of financial instruments

Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	3,574,704	3,574,704
Marketable securities and other securities investments	8,294,987	8,294,987
Finance receivables	15,450,745	15,668,542
Short-term borrowings and long-term debt	(20,131,157)	(19,965,137)
Derivative financial instruments	(31,582)	(31,582)

Note:	Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.
Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.
Derivative financial instruments are mostly measured based on market data.

[Per share amounts]	(Amounts are rounded to the nearest hundredth digit yen)

1. Toyota Motor Corporation shareholders’ equity per share	6,830.92 yen

2. Net income attributable to Toyota Motor Corporation per common share
Basic	650.55 yen
Diluted	645.11 yen

Unconsolidated Financial Statements

UNCONSOLIDATED BALANCE SHEETS

(As of March 31, 2019)

	(Million yen; amounts less than one million yen are omitted)
	FY2019	FY2018 (Reference)
(Assets)
Current assets	7,078,259	6,466,223
Cash and deposits	1,532,026	1,126,284
Trade accounts receivable	1,169,395	1,089,012
Marketable securities	2,067,947	2,257,697
Finished goods	187,526	186,424
Work in process	86,559	83,896
Raw materials and supplies	155,428	145,284
Short-term loans	1,089,951	807,742
Others	790,425	777,181
Less: allowance for doubtful accounts	(1,000)	(7,300)
Fixed assets	10,638,734	10,743,212
Property, plant and equipment	1,422,686	1,379,645
Buildings, net	390,701	357,554
Structures, net	43,450	43,924
Machinery and equipment, net	308,483	296,593
Vehicle and delivery equipment, net	21,101	21,911
Tools, furniture and fixtures, net	88,878	92,118
Land	412,736	416,569
Construction in progress	157,334	150,973
Investments and other assets	9,216,047	9,363,566
Investments in securities	6,181,091	6,489,523
Investments in subsidiaries and affiliates	2,317,559	2,354,955
Long-term loans	219,445	190,889
Deferred tax assets	344,728	216,269
Others	197,823	156,328
Less: allowance for doubtful accounts	(44,600)	(44,400)

Total	17,716,993	17,209,436

	(Million yen; amounts less than one million yen are omitted)
	FY2019	FY2018 (Reference)
(Liabilities)
Current liabilities	4,311,774	4,381,709
Trade notes payable	37	42
Electronically recorded obligations-operating	309,929	281,173
Trade accounts payable	905,859	869,102
Short-term borrowings	20,000	20,000
Current portion of bonds	70,000	80,000
Other payables	445,550	452,054
Income taxes payable	140,322	249,842
Accrued expenses	1,508,655	1,478,377
Deposits received	872,006	915,224
Others	39,413	35,891
Long-term liabilities	954,944	786,779
Bonds	441,980	290,000
Allowance for retirement benefits	348,540	340,706
Others	164,423	156,072
Total liabilities	5,266,718	5,168,488
(Net assets)
Shareholders’ equity	11,348,759	10,646,223
Common stock	635,401	635,401
Capital surplus	657,217	657,530
Capital reserve	655,322	655,322
Other capital surplus	1,894	2,207
Retained earnings	12,668,370	11,416,352
Legal reserve	99,454	99,454
Other retained earnings	12,568,916	11,316,898
Reserve for special depreciation	401	676
Reserve for reduction of acquisition cost of fixed assets	9,356	11,097
General reserve	6,340,926	6,340,926
Retained earnings carried forward	6,218,231	4,964,198
Less: treasury stock	(2,612,230)	(2,063,061)
Valuation and translation adjustments	1,101,515	1,394,518
Net unrealized gains on other securities	1,101,515	1,394,518
Stock acquisition rights	—	205
Total net assets	12,450,274	12,040,947

Total	17,716,993	17,209,436

UNCONSOLIDATED STATEMENTS OF INCOME

(April 1, 2018 through March 31, 2019)

	(Million yen; amounts less than one million yen are omitted)
	FY2019	FY2018 (Reference)
Net revenues	12,634,439	12,201,443
Cost of sales	9,991,345	9,599,363
Gross profit	2,643,093	2,602,080
Selling, general and administrative expenses	1,316,956	1,344,536
Operating income	1,326,137	1,257,543
Non-operating income	1,046,041	1,019,456
Interest income	97,595	61,375
Dividend income	796,372	802,702
Others	152,073	155,378
Non-operating expenses	49,056	38,859
Interest expenses	9,320	5,884
Others	39,735	32,974
Ordinary income	2,323,121	2,238,140
Income before income taxes	2,323,121	2,238,140
Income taxes – current	444,000	404,900
Income taxes – deferred	(17,702)	(26,072)
Net income	1,896,824	1,859,312

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FY2019

(April 1, 2018 through March 31, 2019)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	635,401	655,322	2,207	657,530	99,454	676	11,097	6,340,926	4,964,198	11,416,352
Changes of items during the period
Appropriation to reserve for special depreciation						12			(12)	—
Reversal of reserve for special depreciation						(287)			287	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(1,741)		1,741	—
Dividends paid									(644,806)	(644,806)
Net income									1,896,824	1,896,824
Repurchase of treasury stock
Reissuance of treasury stock			(312)	(312)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	(312)	(312)	—	(274)	(1,741)	—	1,254,033	1,252,017
Balance at the end of current period	635,401	655,322	1,894	657,217	99,454	401	9,356	6,340,926	6,218,231	12,668,370

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(2,063,061)	10,646,223	1,394,518	1,394,518	205	12,040,947
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(644,806)				(644,806)
Net income		1,896,824				1,896,824
Repurchase of treasury stock	(550,083)	(550,083)				(550,083)
Reissuance of treasury stock	914	601				601
Net changes of items other than shareholders’ equity			(293,003)	(293,003)	(205)	(293,208)
Total changes of items during the period	(549,168)	702,535	(293,003)	(293,003)	(205)	409,327
Balance at the end of current period	(2,612,230)	11,348,759	1,101,515	1,101,515	—	12,450,274

FY2018 (Reference)

(April 1, 2017 through March 31, 2018)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	635,401	655,322	—	655,322	99,454	741	11,202	6,340,926	3,731,606	10,183,931
Changes of items during the period
Appropriation to reserve for special depreciation						194			(194)	—
Reversal of reserve for special depreciation						(259)			259	—
Appropriation to reserve for reduction of acquisition cost of fixed assets							1		(1)	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(106)		106	—
Dividends paid									(626,891)	(626,891)
Net income									1,859,312	1,859,312
Repurchase of treasury stock
Reissuance of treasury stock			2,207	2,207
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	2,207	2,207	—	(65)	(105)	—	1,232,591	1,232,421
Balance at the end of current period	635,401	655,322	2,207	657,530	99,454	676	11,097	6,340,926	4,964,198	11,416,352

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,613,590)	9,861,065	1,503,811	1,503,811	906	11,365,784
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(626,891)				(626,891)
Net income		1,859,312				1,859,312
Repurchase of treasury stock	(500,157)	(500,157)				(500,157)
Reissuance of treasury stock	50,686	52,894				52,894
Net changes of items other than shareholders’ equity			(109,293)	(109,293)	(701)	(109,994)
Total changes of items during the period	(449,470)	785,158	(109,293)	(109,293)	(701)	675,163
Balance at the end of current period	(2,063,061)	10,646,223	1,394,518	1,394,518	205	12,040,947

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities

Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method.

Other securities:

Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined on the moving-average method.

(2) Standards and methods of valuation of inventories

Standards:

Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)

Methods:

Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:

To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:

To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4. Other significant matters pertaining to the preparation of unconsolidated financial statements

(1) Consumption taxes, etc. are computed based on the net-of-tax method.

(2) The consolidated taxation system is applied.

[Changes in presentation]

TMC has applied the “Ministerial Order for Partially Amending the Regulation for Enforcement of the Companies Act and the Regulation on Corporate Accounting” (Ministry of Justice Order No. 5 of March 26, 2018) in line with the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018) from the fiscal year ended March 31, 2019. Accordingly, presentation has been changed to indicate deferred tax assets under investments and other assets, and deferred tax liabilities under long-term liabilities.

As a result, figures for the fiscal year ended March 31, 2018 of 529,136 million yen of deferred tax assets under current assets and 312,866 million yen of deferred tax liabilities under long-term liabilities have been included in 216,269 million yen of deferred tax assets under investments and other assets.

[Other information]

On April 1, 2018, Toyota changed the exchange rate used to translate foreign currency-denominated transactions as well as foreign currency-denominated monetary receivables and payables from the Telegraphic Transfer Buying Rate and Telegraphic Transfer Selling Rate to the Telegraphic Transfer Middle Rate. As a result, for the fiscal year ended March 31, 2019, net revenues and operating income increased by 121,046 million yen and 136,272 million yen, respectively, non-operating income decreased by 99,817 million yen, non-operating expenses increased by 220 million yen, and income before income taxes increased by 36,235 million yen.

[Unconsolidated balance sheet]

1.	Accumulated depreciation of property, plant and equipment	3,801,083 million yen

2.	Receivables from and payables to subsidiaries and affiliates

	Short-term receivables	2,421,528 million yen
	Long-term receivables	238,728 million yen
	Short-term payables	1,959,360 million yen
	Long-term payables	151,880 million yen

3.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]

Transactions with subsidiaries and affiliates

Net sales	8,247,639 million yen
Purchases	5,697,892 million yen
Non-operating transactions	882,957 million yen

[Unconsolidated statement of changes in net assets]

1.	Type and number of treasury stock at the end of FY2019

Common stock	430,558,325 shares

2.	Dividends from surplus

(1) Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors’ Meeting held on May 9, 2018	Common stock	349,190 million yen	120.0 yen	March 31, 2018	May 25, 2018
Directors’ Meeting held on May 9, 2018	First Series Model AA Class Shares	3,720 million yen	79.0 yen	March 31, 2018	May 25, 2018
Directors’ Meeting held on November 6, 2018	Common stock	286,926 million yen	100.0 yen	September 30, 2018	November 27, 2018
Directors’ Meeting held on November 6, 2018	First Series Model AA Class Shares	4,969 million yen	105.5 yen	September 30, 2018	November 27, 2018

(2) Dividends of which record date falls in FY2019 and effective date falls in FY2020

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors’ Meeting held on May 8, 2019	Common stock	339,892 million yen	120.0 yen	March 31, 2019	May 24, 2019
Directors’ Meeting held on May 8, 2019	First Series Model AA Class Shares	4,969 million yen	105.5 yen	March 31, 2019	May 24, 2019

[Tax effect accounting]

Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

[Related-party transactions]

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products	Mainly vehicle sales (Note.1)	2,288,784 (Note.2)	Trade accounts receivable	218,667 (Note.2)
				Loan of funds (Note.3)	242,863 (Note.3)	Loans	458,381
Subsidiary	Toyota Motor Europe NV/SA	Equity Direct 100.00%	Sales of TMC products Concurrent posting of directors	Loan of funds (Note.3)	119,398 (Note.3)	Loans	248,208
Subsidiary	Toyota Auto Body Co., Ltd.	Equity Direct 100.00%	Purchase of Toyota Auto Body products	Supply of vehicle parts, etc. (Note.1)	1,081,494 (Note.2)	Other receivables	110,034 (Note.2)
				Purchase of auto bodies, etc. (Note.1)	1,680,181 (Note.2)	Trade accounts payable	71,216 (Note.2)
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 100.00%	Purchase of Daihatsu Motor products	Deposit of funds (Note.3)	316,795 (Note.3)	Deposits received	315,662
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00%	Deposit of Toyota Financial Services funds Concurrent posting of directors	Deposit of funds (Note.3)	312,181 (Note.3)	Deposits received	228,480

Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:

The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable and other receivables include consumption taxes, etc.

Note. 3:	The interest rates of loan of funds and deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)

1. Net assets per common share 4,225.55 yen	4,225.55 yen
2. Net income per common share 657.10 yen	657.10 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2019

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC

Yasuhiro Nakajima

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Kenji Tezuka

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Takeshi Yamaguchi

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Satoko Nakatani

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2018 to March 31, 2019.

Management’s Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as applied mutatis mutandis pursuant to Article 120-3 (3) of said Rules that allow the partial omission of the disclosure items required by U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making the risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the above consolidated financial statements prepared by partially omitting the disclosure items required by U.S. generally accepted accounting principles in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as applied mutatis mutandis pursuant to Article 120-3 (3) of said Rules present fairly, in all material respects, the financial position and the results of operations of the corporate group which consists of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2019

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC

Yasuhiro Nakajima

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Kenji Tezuka

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Takeshi Yamaguchi

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Satoko Nakatani

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheets, the unconsolidated statements of income, the unconsolidated statements of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 115th fiscal year from April 1, 2018 to March 31, 2019.

Management’s Responsibility for the unconsolidated financial statements and the supplementary schedules:

Management is responsible for the preparation and fair presentation of the unconsolidated financial statements, and the supplementary schedules in accordance with Japanese generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the unconsolidated financial statements, and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility:

Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the unconsolidated financial statements and the supplementary schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the unconsolidated financial statements and the supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the unconsolidated financial statements and the supplementary schedules, whether due to fraud or error. In making the risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the unconsolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the unconsolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with Japanese generally accepted accounting principles.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Audit & Supervisory Board’s Report (Certified Copy)

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2019 extending from April 1, 2018 through March 31, 2019, and reports as follows.

1.	Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board

(1)	Auditing method of the Audit & Supervisory Board

The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Methods and contents of Audit by the Audit & Supervisory Board Members

1)

Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.

2)

Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2.	Results of Audit

(1)	Audit results concerning the business report and others

1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.

2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors.

3)

Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules

The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

(3)	Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

May 7, 2019

Audit & Supervisory Board of Toyota Motor Corporation

Full-time Audit & Supervisory Board Member	Masahide Yasuda	Outside Audit & Supervisory Board Member	Yoko Wake
Full-time Audit & Supervisory Board Member	Masahiro Kato	Outside Audit & Supervisory Board Member	Hiroshi Ozu
Full-time Audit & Supervisory Board Member	Yoshiyuki Kagawa	Outside Audit & Supervisory Board Member	Nobuyuki Hirano

Executive Vice Presidents (as of April 2019)

❶ Name ❷ Statement of resolve

❶ 小林耕士 *1

❷ 総智総力！

❶ 河合満 *3

❷ 激変の時 熱意を 持って大胆に挑戦

❶ Didier Leroy

❷ Commit to Customers delight as a mobility company and achieve true competitiveness by challenging the mindset across the organization.

❶ 友山茂樹 *4

❷ 心ときめく モビリティー社会を 創造します。

❶ 寺師茂樹 *2

❷ 新たなモビリティ社会にチャレンジ出来る技術を磨き上げます。

❶ 吉田守孝 *5

❷ 競争力の源泉は 人財育成！

*1	Koji Kobayashi

Challenge with all capabilities in Toyota and partners

*2	Shigeki Terashi

We will refine technologies that will enable us to take on the challenges of the new mobility society.

*3	Mitsuru Kawai

Boldly embrace challenges in this age of sweeping changes

*4	Shigeki Tomoyama

We will create an inspiring mobility society.

*5	Moritaka Yoshida

Human resource development is the source of our competitive advantage!

Organization Chart (as of April 2019)

Head Office

Divisions not belonging to any group

- TNGA Management Div.
- Toyota ZEV Factory

Frontier Research Center

Senior Technical Executive
Nobuhiko Koga

Groups

- TPS Group
- Business Development Group
- External & Public Affairs Group
- General Administration & Human Resources Group
- Information Systems Group
- Accounting Group
- Sales Financial Business Group
- Purchasing Group
- Customer First Promotion Group
- Production Planning Group

TPS Group/Production Planning Group Chief Officer
Masashi Asakura

Business Development Group Chief Officer
Hiroshi Morimitsu

External & Public Affairs Group Chief Officer
Naoki Ishii

General Administration & Human Resources Group Chief Officer
Mitsuru Kawai

Information Systems Group Chief Officer
Kenichi Kitaaki

Accounting Group/Purchasing Group Chief Officer
Masayoshi Shirayanagi

Sales Financial Business Group Chief Officer
Akihiro Fukutome

Customer First Promotion Group Chief Officer
Kazuhiro Sato

Business Units

Region-based

Business Planning & Operation

President
Didier Leroy

North America Region

Chief Executive Officer
James E. Lentz

Europe Region

Chief Executive Officer
Johan van Zyl

Japan Sales Business Group

Chief Officer
Yasuhiko Sato

China & Asia Region

Chief Executive Officer
Tatsuro Ueda

East Asia, Oceania & Middle East Region

Chief Executive Officer
Nobuhiko Murakami

Latin America & Caribbean Region

Chief Executive Officer
Masahiro Inoue

Business Units

Product-based

Advanced R&D and Engineering Company
Development of advanced technologies

President
Shigeki Terashi

Toyota Compact Car Company
Planning, developing, and producing compact cars (Vitz, AQUA, Sienta, etc.)

President
Kazuhiro Miyauchi

Mid-size Vehicle Company
Planning, developing, and producing passenger vehicles(COROLLA, PRIUS, RAV4, CROWN, etc.)

President
Moritaka Yoshida

CV Company
Planning, developing, and producing commercial vehicles (HIACE, COASTER, LAND CRUISER, ALPHARD, etc.)
*CV: Commercial Vehicle

President
Satoshi Ogiso

Lexus International Co.
Planning, developing, producing, and marketing of Lexus cars

President
Yoshihiro Sawa

Powertrain Company
Planning, developing, and producing powertrain units (engines, transmissions,etc.)

President
Hirohisa Kishi

Connected Company
Planning, developing, and providing connected equipment and connected service

GAZOO Racing Company
Planning, developing, and producing sports vehicles through motor sports

President
Shigeki Tomoyama

Emerging-market Compact Car Company
Product and business planning, developing, and producing compact cars for emerging markets

President
Masahiko Maeda